Exhibit 21.1

LIST OF FX ALLIANCE INC. SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
or Organization

Domestic Subsidiaries:

FX Alliance, LLC	Delaware

FX Alliance Active Trading Inc.	Delaware

FX Alliance International, LLC	Delaware

Foreign Subsidiaries:

FX Alliance Holdings Limited	United Kingdom

FX Alliance Limited	United Kingdom

FX Alliance Active Trading (UK)	United Kingdom

FXALL International (Mumbai) Private Limited	India